

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2011

Bernard Hausen, M.D., Ph.D.
Chief Executive Officer
Cardica, Inc.
900 Saginaw Drive
Redwood City, California 94063

> **Re:** **Cardica, Inc.**
> **Registration Statement on Form S-3**
> **Amended January 13, 2011**
> **File No. 333-171195**

Dear Dr. Hausen:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Aspire Capital Transaction, page 24

1.   Please expand your response to prior comment 6 to tell us why you believe that it is appropriate to register the "Commitment Shares" for resale at this time. Generally, it is inappropriate to register shares for resale if the unregistered issuance of those shares is incomplete. As you state on page 5 of your response letter, the termination fee is based on returning a portion of value assigned to the Commitment Shares; therefore, it is unclear why you believe you received all of the consideration for the Commitment Shares before you filed the registration statement.

2.   Please reconcile your response to prior comment 7 that "Section 11(k) would not provide any discretion to Aspire Capital with regard to the purchase of any shares" with:

   *   the language of Section 11(k) that the agreement "may be terminated." The use of the term *may* appears to give the investor discretion regarding whether to terminate the agreement or accept a put if the events in Section 11(k) occur. As stated in section 9 of the agreement, Section 11(k) merely creates "Buyer termination rights."

- the statement in Section 11(k)(iii) of the agreement that merely creates an *option* to terminate that the buyer has the discretion to exercise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Aslynn Hogue at (202) 551-3841 or me at (202) 551-3617 with any questions.

Sincerely,

Russell Mancuso
Branch Chief

CC (by facsimile):   Suzanne Sawochka Hooper, Esq. — Cooley LLP